UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 19)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)
M8737E108

(CUSIP Number)
Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
September 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,913,168*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,913,168
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,913,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”).  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with ongoing litigation between Sun, Alkaloida, the Issuer and other related parties (the “STO Litigation”) and would require the approval of the Israel Land Administration and possibly other governmental authorities.  On September 7, 2010, the Supreme Court of Israel lifted the temporary injunction.  On September 10, 2010, counsel for Sun and Alkaloida sent a letter to the Issuer demanding that the Issuer issue Alkaloida the 3,787,500 Ordinary Shares subject to Sun’s December 1, 2009 exercise of Warrant No. 2.  On September 20, 2010, the Issuer acknowledged the valid exercise of Warrant No. 2.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,859 Ordinary Shares indirectly acquired or to be acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries Inc. (“Sun Michigan”), a Michigan corporation and a direct subsidiary of Sun, The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”).  Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC, Sun Michigan will indirectly acquire 2,333,922 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares that should be issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,580,026*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,580,026
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,580,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to Warrant No. 2.  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with the STO Litigation and would require the approval of the Israel Land Administration and possibly other governmental authorities.  On September 7, 2010, the Supreme Court of Israel lifted the temporary injunction.  On September 10, 2010, counsel for Sun and Alkaloida sent a letter to the Issuer demanding that the Issuer issue Alkaloida the 3,787,500 Ordinary Shares subject to Sun’s December 1, 2009 exercise of Warrant No. 2.  On September 20, 2010, the Issuer acknowledged the valid exercise of Warrant No. 2.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares that should be issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,521,526*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,521,526
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,521,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to Warrant No. 2.  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with the STO Litigation and would require the approval of the Israel Land Administration and possibly other governmental authorities.  On September 7, 2010, the Supreme Court of Israel lifted the temporary injunction.  On September 10, 2010, counsel for Sun and Alkaloida sent a letter to the Issuer demanding that the Issuer issue Alkaloida the 3,787,500 Ordinary Shares subject to Sun’s December 1, 2009 exercise of Warrant No. 2.  On September 20, 2010, the Issuer acknowledged the valid exercise of Warrant No. 2.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares that should be issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,333,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,333,922
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            This amount includes 2,333,922 Ordinary Shares Sun Michigan will acquire upon the merger of a subsidiary of Sun Michigan with and into TDC, pursuant to the Letter Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares that should be issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

This Amendment No. 19 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009; the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 and the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15, the Amendment No. 16 and the Amendment No. 17, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the last paragraph of Item 4:

“On September 14, 2010, Alkaloida acquired 29,382 Ordinary Shares upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

On September 20, 2010, the Issuer acknowledged the valid exercise of Warrant No. 2.

As of September 20, 2010, Sun indirectly acquired or will acquire an aggregate of 4,739,859 Ordinary Shares pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries Inc., a Michigan corporation and a direct subsidiary of Sun (“Sun Michigan”), The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”).  Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating the option granted by the Grantors to Sun (and subsequently assigned by Sun to Alkaloida) under the Option Agreement, (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors for $7.75 per Ordinary Share, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC, Sun Michigan will indirectly acquire 2,333,922 Ordinary Shares, consummating the option granted by TDC to Sun (and subsequently assigned by Sun to Alkaloida and by Alkaloida to Sun Michigan) under the Option Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).  Concurrently with the execution of the Letter Agreement, the then current members of the Issuer’s Board of Directors resigned, and the vacancies were filled with appointees of Sun, including an independent director.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.35
Text of letter agreement, dated as of September 20, 2010, among Alkaloida, Sun, Sun Pharmaceutical Industries Inc., TDC, Barrie Levitt, Tal Levitt, Jacob Levitt and Daniel Moros, incorporated by reference to Exhibit (d)(X) of the Schedule TO, Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934, filed by Alkaloida on September 22, 2010.

99.36	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

99.37	Joinder to Joint Filing Agreement, dated as of September 24, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 24, 2010	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia
Director
Name/Title

SUN PHARMA GLOBAL, INC.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

SUN PHARMACEUTICAL INDUSTRIES, INC.

/s/ Jitendra Doshi
Signature

Mr. Jitendra Doshi
Executive Director
Name/Title

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Dilip S. Shanghvi1	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Chairman of the Board and Managing Director, Sun Pharmaceutical Industries Ltd.	Indian
Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India.	Whole-time Director, Sun Pharmaceutical Industries Ltd.	Indian
Sailesh T. Desai	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India..	Whole-time Director, Sun Pharmaceutical Industries Ltd.	Indian
S. Mohanchand Dadha	250 Lloyds Road, Royapettah, Chennai 600014, India.	Businessman.	Indian
Hasmukh S. Shah	15 Dhanushya Society, Sama Road, Vadodara 390 008, India.	Professional.	Indian
Keki Minu Mistry	HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020, India.	Managing Director, HDFC Limited.	Indian
Ashwin S. Dani	Asian Paints (India) Ltd. 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400055, India.	Vice Chairman & Managing Director, Asian Paints (India) Ltd.	Indian

____________________________
1            As of September 24, 2010, Dilip Shanghvi holds 23,114,048 Equity Shares of Sun Pharmaceutical Industries Ltd.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Subramanian Kalyansundaram	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India.	C.E.O. and Whole-time Director, Sun Pharmaceutical Industries Ltd	Indian

Name of Executive Officers of Reporting Persons	Principal Address	Principal Occupation2	Citizenship
Vipul Doshi	Sun Pharmaceutical Industries Ltd. SPARC, Tandalja, Vadodara-390 020, Gujarat, India.	Sr. Vice President (Quality).	Indian
Rakesh Mehta	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India.	Sr. Vice President, (International Marketing).	Indian
Abhay Gandhi	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Exec. Vice President, (International Marketing).	Indian
T. K. Roy	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian
Lokesh Sibal	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian

___________________________________
2                      The Principal Occupation of each person is employment by Sun Pharmaceutical Industries Ltd.

Name of Executive Officers of Reporting Persons	Principal Address	Principal Occupation2	Citizenship
Sharda Crishna	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian
Kirti Ganorkar	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Sr.Vice President (Business Development).	Indian
Sampad Bhattacharya	Sun Pharmaceutical Industries Ltd., Halol, Gujarat, India.	Vice President (Operations).	Indian
A. H. Khan	Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India.	Vice President (Human Resources).	Indian
D. R. Desai	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President (Accounts).	Indian
Kamlesh H. Shah	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, , Andheri (E) Mumbai – 400 059 Maharashtra, India.	Deputy General Manager (Accounts) & Company Secretary.	Indian
Ashok I. Bhuta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.	Deputy General Manager (Legal & Secretarial) & Compliance Officer.	Indian

Name of Executive Officers of Reporting Persons	Principal Address	Principal Occupation2	Citizenship
Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Sr. Vice President (Intellectual Property Cell).	Indian
Uday V. Baldota	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Sr. Vice President (Investor Relations).	Indian
Sunil P. Mehta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President.	Indian

SUN PHARMA GLOBAL INC.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Managing Director, Sun Pharma Global Inc.	Indian
Sunil Gandhi	SuGandhManagement, Consultancy, 704, Al Tawihidi Building, 2, Mankhool Road, Near Ramda Hotel, Bur-Dubai, P. O. Box 12850. Dubai, U. A. E.	Financial Consultant.	Indian
Surendra Joshi	P.O. Box 696, Muttrah, Post Code No. 114, Sultanate of Oman.	Tax Consultant.	Indian

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary – 4440.	Managing Director, Sun Pharma Global Inc.	Indian
Jayesh Shah	Caraco Pharmaceutical Laboratories Limited, 1150 Elijah McCoy Drive, Detroit, MI 48202, USA.	Director-Commercial, Caraco Pharmaceutical Laboratories Limited.	Indian
Katalin Szilágyi	4440 Tiszavasvári, Kelp Ilona u. 3., Hungary.	Director, Quality Assurance & Quality Control, Alkaloida Chemical Company Exclusive Group Ltd.	Hungarian
Sudhir V. Valia	Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India.	Professional Company Directorships.	Indian

Name of Executive Officers of Reporting Persons	Principal Address3	Principal Occupation4	Citizenship
Gyula Sotkó	Alkaloida Chemical Company Exclusive Group Ltd.	Purchasing & Logistics Manager.	Hungarian
Katalin Szilágyi	Alkaloida Chemical Company Exclusive Group Ltd.	Director, Quality Assurance & Quality Control.	Hungarian
Dr. József Simon	Alkaloida Chemical Company Exclusive Group Ltd.	Chief Legal Advisor.	Hungarian
Zoltán Nagy	Alkaloida Chemical Company Exclusive Group Ltd.	Human Resources Manager.	Hungarian
Tibor Horváth	4026 Debrecen, Hatvan u. 1/C.III/3. The Republic of Hungary.	Poppy System Manager.	Hungarian
Zoltán László	Alkaloida Chemical Company Exclusive Group Ltd.	Technical Supply Manager.	Hungarian

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3                      Unless otherwise indicated, the Principal Address of each person is the Principal Office of Alkaloida Chemical Company Exclusive Group Ltd., Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary.

4                      The Principal Occupation of each person is employment by Alkaloida Chemical Company Exclusive Group Ltd.

Name of Executive Officers of Reporting Persons	Principal Address3	Principal Occupation4	Citizenship
Ferenc Vicsai	Alkaloida Chemical Company Exclusive Group Ltd.	Controlling Manager.	Hungarian
János Weninger	1213 Budapest, Szárcsa u. 6. The Republic of Hungary.	Export Manager.	Hungarian
Tamás Udvari	1092 Budapest, Ráday u. 16. I/22. The Republic of Hungary.	Finance Manager.	Hungarian

SUN PHARMACEUTICAL INDUSTRIES, INC.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Mr. Jitendra N Doshi	29714, Orion Ct, Farmington Hills, MI 48334	Director	United States
Mr. Jayesh M Shah	29714, Orion Ct, Farmington Hills, MI 48334.	Director, President, Secretary and Treasurer	United States
Mr. Sudhir V Valia	29714, Orion Ct, Farmington Hills, MI 48334	Director	India

Name of Executive Officers of Reporting Persons	Principal Office	Principal Occupation	Citizenship
John Dauer	29714, Orion Ct, Farmington Hills, MI 48334	Vice President	United States
James Hattersley	29714, Orion Ct, Farmington Hills, MI 48334	Vice President	United States
Abramowitz Wattanaporn	29714, Orion Ct, Farmington Hills, MI 48334	Vice President	United States

EXHIBIT INDEX

Exhibit No.	Description

99.35
Text of letter agreement, dated as of September 20, 2010, among Alkaloida, Sun, Sun Pharmaceutical Industries Inc., TDC, Barrie Levitt, Tal Levitt, Jacob Levitt and Daniel Moros, incorporated by reference to Exhibit (d)(X) of the Schedule TO, Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934, filed by Alkaloida on September 22, 2010.

99.36	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

99.37	Joinder to Joint Filing Agreement, dated as of September 24, 2010